Exhibit (d)(8)

May 9, 2010

Dan Pittard

PO Box 7300

Rancho Santa Fe, CA 92067

Dear Dan:

We are pleased to extend you this offer to continue in your position of President and Chief Executive Officer of Rubio’s Restaurants, Inc (“Company”), conditioned upon the completion of the acquisition (the “Acquisition”) of Company by a subsidiary of MRRC Hold Co. (“Parent”). Should you choose to accept this offer, you will report to the Board of Directors of the Company, and the effective date of your employment under the terms of this offer letter (“Offer Letter”) will be the date that the Acquisition becomes effective (the “Closing”). While serving in this role, you will also serve on the board of directors of both the Company and Parent.

Your initial base salary will be $450,000, payable in accordance with the regular payroll practices of the Company (as applicable from time to time), after deducting any legally required deductions for federal and state taxes and other deductions which may be required by law, or other deductions which you authorize. On the second anniversary of the Closing (and each subsequent anniversary of the Closing that is a multiple of 2 (i.e. the 4th, 6th, 8th, etc., anniversary of the Closing)), if you have then still been employed by the Company on a consecutive basis since the Closing, you shall be entitled to a retention bonus in the amount of $100,000. The Board of Directors of the Company will review annually your performance and the performance of the Company and upon such review, the Board of Directors of the Company may, in its sole discretion, award you an annual bonus, with the target bonus being equal to 50% of your annual base salary based upon such performance. In addition, upon the Closing, we will pay you a retention bonus in the amount of $10,000 when your employment under the terms of this offer letter becomes effective.

Parent shall reserve a pool of up to 10% of Parent’s common stock on an as-converted, fully-diluted basis, for option grants to management of the Company pursuant to an equity incentive plan (the “Equity Plan”) currently being developed that will be implemented following the Closing. Upon adoption of the Equity Plan, you will be granted equity of 5% of the Parent’s common stock on an as-converted, fully-diluted basis. The form of this equity will either be in restricted stock, stock options, or some combination of both, to be determined by the Board of Directors in consultation with you following the Closing. We will consult with you following the Closing regarding the details of the Equity Plan and your recommendations for allocating the remaining 5% of the equity pool to other members of management. 67.9% of the equity granted will vest annually over four years, and will accelerate in full upon a change of control. This represents 7% of the fully-diluted shares post-Closing in the event that the portion of the equity pool allocated to performance vesting in the next sentence is not achieved. The remaining 32.1% of the equity will vest on a change of control based on performance metrics resulting in a specified internal rate of return to the equity investors in Parent. If this equity vests in full, it will represent, in combination with the time-vested equity, 10% of the fully-diluted shares post-Closing. The exercise price of any stock options granted will be the fair market valuation of the Parent’s common stock as determined by the board of directors of Parent following the Closing and as supported by a 409A valuation. All equity grants will be subject to approval by the board of directors of Parent, and additional restrictions and conditions to be detailed in the applicable grant agreements and the Equity Plan.

In addition, you and other members of management shall have the opportunity to co-invest in the same shares of the preferred stock of Parent purchased by Mill Road Capital, L.P. (“Fund”) at the same price paid by Fund. To the extent that you elect to take advantage of this opportunity, for each share of Parent preferred stock you purchase directly with cash, the Company will provide you with a loan at the applicable federal rate sufficient to allow you to purchase an additional share of Parent preferred stock. The total number of shares of Parent preferred stock purchased by all of management under this program (collectively, the “Management Shares”) will not exceed an aggregate of 4% of Parent’s stock on a fully-diluted basis, of which at least half must be purchased with cash (either at the closing or on a secondary basis from the investors within 30 days of the Closing) and the remaining half may be purchased with the proceeds of loans from the Company. Parent shall have the right to repurchase any of your Management Shares at the then current fair market value in the event that your employment with the Company is terminated, through any combination, as determined by Parent, of the payment of cash or the forgiveness of amounts owed by you to the Company or Parent (including the forgiveness of amounts owed by you under the loan described above). In the event (i) your employment is terminated by the Company for reasons other than Misconduct (as such term is defined on Exhibit A), (ii) your employment is terminated as a result of death or Permanent Disability (as such term is defined on Exhibit A), or (iii) you resign for Good Reason (as such term is defined on Exhibit A), then any such loan made to you shall accelerate and become due and payable only to the extent of any proceeds from Parent’s repurchases of some or all of your Management Shares at their then fair market value. In the event that your employment terminates for Misconduct or because you resign other than for Good Reason, then (i) 25% of the principal amount of any such loan shall accelerate and become due and payable immediately upon such termination, and (ii) the remaining amount of such loan shall accelerate and become due and payable on the earlier of the original maturity date or the first anniversary of such termination. All purchasers will be required to execute and deliver the Parent’s standard forms of agreement for use in connection with such purchases of the shares. This co-investment opportunity will remain open until 30 days following the Closing.

As an employee of the Company, you will be eligible to participate in the Company’s employee benefit programs. Employee benefits and plans will be subject to change from time to time and may be terminated at any time in the sole discretion of the Company. The Company will endeavor to increase the current amount of life insurance that you are eligible for under the Company’s life insurance benefit to no less than $1,000,000 of coverage, subject to the Company’s reasonable discretion.

You will be employed by the Company on an at-will basis. This means that your employment is for no specific period of time, and either you or the Company may terminate your employment at any time, with or without notice and with or without cause. This letter is not meant to be a contract of employment for any specific duration. Although your job duties, title, compensation and benefits, as well as Company personnel policies and procedures, may change from time to time, you agree that the “at-will” nature of your employment may only be changed in a document signed by you and an officer of the Company.

While employed by the Company, you will devote your full working time, skill, energy and efforts to the Company. Notwithstanding the foregoing, you shall be permitted (a) to serve on the boards of charitable organizations, and (b) to the extent that the Parent board of directors gives its advance written consent, serve on the boards of directors of for-profit entities, in each case to the extent such activities do not, individually or in the aggregate, substantially interfere with the performance by you of your duties and responsibilities hereunder. For the purposes of this paragraph, you may continue to hold the board positions you currently hold as of the date of this offer letter that have been previously approved by the Company’s board of directors through December 31, 2011, after which date you will need to seek the consent of the Parent board of directors as required by this paragraph to continue in such positions.

In the event that your employment with the Company terminates under the circumstance described on Exhibit A, you will be entitled to receive the severance and benefits described on Exhibit A.

As a condition of your employment, you will be required to sign and comply with a Nondisclosure, Noncompetition and Assignment of Inventions Agreement. In addition, you will be obligated to comply with the Company’s standard employee policies and practices in effect from time to time.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with the terms of this letter.

If you accept employment on the terms set forth in this letter, except as otherwise set forth in this letter, such terms will, effective as of the Closing, supersede all prior agreements, written or oral, between you and the Company concerning your employment with the Company; provided, however, that any vesting under the cash incentive programs established by the Company as part of the Closing in exchange for outstanding stock options and restricted stock units you held at the time of the Closing shall continue in accordance with their terms (the “Cash Incentive Program”). You agree to waive, and hereby irrevocably waive, any and all rights to notice of termination of any prior agreement(s) and any and all severance payments or related compensation connected to termination of such prior agreement(s), except as is specifically provided in this letter. This letter is intended to set forth our general understanding of the terms of your employment with the Company following the Closing. To the extent that terms in this letter require additional detail, the parties intend to act in good faith to mutually agree upon such other terms and conditions of employment not inconsistent with this letter.

Please acknowledge your agreement to the above terms by signing below and returning the original, while retaining a copy for yourself, to us. We look forward to the significant contributions that you will make to the continued success of the Company.

Sincerely,

MRRC Hold Co.

/s/ Scott. Scharfman
By:	Scott Scharfman
Its:	President and Chief Executive Officer

Accepted:

/s/ Dan Pittard	May 9, 2010
Dan Pittard	Date

Exhibit A

Severance Provisions

1) Termination Prior to the First Anniversary. In the event that, prior to the first anniversary of the Closing, (i) your employment is terminated by the Company for reasons other than Misconduct, death or Permanent Disability, or (ii) you resign for Good Reason (each, an “Early Termination”), you shall be entitled to receive severance in the amount of (A) twenty four (24) months base salary less any salary received by you since the Closing, plus (B) one year of your target bonus (which is 50% of your base salary per fiscal year), plus (C) vesting in full of your payments under the Cash Incentive Program.

2) Termination Following the First Anniversary. In the event that, after the first anniversary of the Closing, an Early Termination occurs, you shall be entitled to receive severance in the amount of (A) twelve (12) months base salary, plus (B) vesting in full of your payments under the Cash Incentive Program.

3) Permanent Disability. In the event that your employment is terminated due to Permanent Disability, you shall be entitled to receive severance in the amount of six (6) months base salary.

4) Benefits. In the event that an Early Termination occurs prior to the first anniversary of the Closing, during any period in which the Company is making severance payments to you pursuant to such Early Termination, the Company will, if you timely make an election to continue coverage under the Company’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), reimburse your COBRA premiums (or pay you a comparable amount if you do not participate in the Company’s heath insurance plan) for the period of severance or until you become eligible to participate in another employer’s group benefit plan, whichever event occurs first. This would also include continuation of your participation in the Company’s other heath and welfare plans (with the exception of the 401(k) Plan) and continuation of your life insurance policy during the severance period. In addition, if your spouse and/or dependents were enrolled in the Company’s group health plan on the effective date of your separation from the Company, the Company will pay the COBRA premiums for your eligible dependents during the same severance period, but only to the same extent that such dependents’ premiums under such plan were paid by the Company prior to the effective date of your separation from the Company. The provisions of this Offer Letter will not affect the continuation coverage rules under COBRA except that the Company’s payment of any applicable premiums during the severance period will be credited as payment by you for purposes of your payment required under COBRA. At the conclusion of the severance period, you will be responsible for the entire payment of premiums required under COBRA for the remaining duration of your eligibility for COBRA, if any. Nothing in this Offer Letter shall restrict the ability of the Company from changing the provider and/or some or all of the terms of such health insurance plan, provided that all similarly situated participants are treated the same.

5) Section 409A. Notwithstanding anything set forth in this Offer Letter to the contrary, no amount payable pursuant to this Offer Letter which constitutes a “deferral of compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) shall be paid unless and until you incur a “separation of service” within the meaning of Section 409A. Further, to the extent that you are a “specified employee” within the meaning of Section 409A as of the date of your separation from service, no amount that constitutes a deferral of compensation which is payable on account of your separation from service shall be paid to you before the date (the “Delayed Payment Date”) which is the first (1 st) day of the seventh (7th) month after the date of your separation from service or, if earlier, the date of your death following such separation from service. All such amounts that would, but for this paragraph, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

The Company intends that income provided to you pursuant to this Offer Letter will not be subject to taxation under Section 409A. The provisions of this Offer Letter shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A. The Company and you agree to negotiate in good faith to reform any provisions of this Offer Letter to maintain to the maximum extent practicable the original intent of the applicable provisions without violating the provisions of Section 409A, if the Company deems such reformation necessary or advisable pursuant to guidance under Section 409A to avoid the incurrence of any such interest and penalties. Such reformation shall not result in a reduction of the aggregate amount of payments or benefits under this Offer Letter. However, the Company does not guarantee any particular tax effect for income provided you pursuant to this Offer Letter. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided you, the Company shall not be responsible for the payment of any applicable taxes on compensation paid or provided you pursuant to this Offer Letter.

6) Severance Payments. As a condition to your eligibility for severance payments and COBRA benefits, you will be required to sign a standard general release agreement and settle all amounts owed to the Company or Parent (other than any loans related to the purchase of Management Shares). All severance payments described in this Offer Letter shall be spread out pro rata over the applicable severance period and payable in accordance with the regular payroll practices of the Company (as applicable from time to time). You agree that during all periods during which you are receiving severance payments, you will comply with all of the terms and conditions of the Nondisclosure, Noncompetition and Assignment of Inventions Agreement signed by you as if you were still employed by the Company, and that in addition to any other remedies available for breach of such agreement, the Company may halt any and all severance payments and other benefits in the event of such breach.

7) Definitions. For purposes of this Offer Letter, the following terms shall have the following meanings:

“Good Reason” shall mean (i) a failure to elect or reelect you to the offices of President and Chief Executive Officer, (ii) a material reduction in your duties, authorities or power as President and Chief Executive Officer of the Company without your consent, (iii) a 10% or greater reduction in your base salary or target bonus other than in connection with a company-wide reduction in executive pay, or (iv) a relocation of the Company’s executive offices, or a change in your office location, without your consent, to a location that is in excess of 25 miles from the current location or your residence.

“Misconduct” shall mean the commission of any act of fraud, embezzlement or dishonesty by you, any unauthorized use or disclosure by you of confidential information or trade secrets of the Company, or any other intentional misconduct by you adversely affecting the business or affairs of the Company in a material manner. The foregoing definition shall not be deemed to be inclusive of all the acts or omissions which the Company may consider as grounds for the dismissal or discharge of you in your service of the Company.

“Permanent Disability” shall mean your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment expected to result in death or to be of continuous duration of twelve (12) months or more.